UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIXON TICONDEROGA COMPANY

(Name of Subject Company)

DIXON TICONDEROGA COMPANY

(Names of Persons Filing Statement)

COMMON STOCK

($1.00 PAR VALUE)
(Title of Class of Securities)

CUSIP 255860108

(CUSIP Number of Class of Securities)

Richard A. Asta

Dixon Ticonderoga Company
195 International Parkway
Heathrow, FL 32746
(407) 829-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip M. Shasteen, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLC
403 E. Madison Street
Tampa, Florida 33602
(813) 225-2500

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

EXPLANATORY NOTE

      This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dixon Ticonderoga Company, a Delaware corporation (“Dixon”), with the Securities and Exchange Commission on January 7, 2004 relating to the offer by Pencil Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Fila-Fabbrica Italiana Lapis ed Affini S.p.A., an Italian corporation, to purchase all of the issued and outstanding shares of outstanding Dixon common stock at a purchase price of $7.00 per Share, net to the seller in cash and without interest thereon. This Amendment No. 1 is being filed to amend the information provided in Item 4 of the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

      Item 4 is amended and restated as follows:

Recommendation of the Board

      At a meeting held on December 15, 2004, the members of the Board unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement were fair to and in the best interests of Dixon and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement;

•	recommended that Dixon’s stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger; and,

•	approved the Merger Agreement, the Stock Purchase Agreement, the Offer, and the Merger for purposes of Section 203 of the Delaware General Corporation Law of the State of Delaware so that the restrictions on “business combinations” and “interested stockholders” set forth in Section 203 will not apply to the Merger Agreement, the Stock Purchase Agreement, the Offer or the Merger..

      A letter to the stockholders communicating the Board’s recommendation is filed as Exhibit (a)(5) to this Statement and is incorporated herein by reference.

Background

      In August, 2000, after it had defaulted on covenants in its senior and subordinated debt instruments, Dixon engaged an investment banker to assist the Board in evaluating its strategic alternatives. After an extensive analysis, the investment banker advised Dixon to explore a merger or a sale. By March, 2001, the investment banker had contacted numerous potential strategic and financial buyers, including private equity funds. From March 2001 until August 2004, Dixon permitted a number of interested parties, including California Cedar Products Company (“CCPC”), to conduct due diligence, and Dixon began preliminary negotiations with some of them with respect to a possible transaction. It was not until May, 2003 that Dixon’s negotiations with interested parties progressed to the point of entering into an exclusivity agreement for a transaction. Dixon entered into an exclusivity agreement with a potential buyer of its assets in May, 2003, but negotiations with that potential buyer terminated later in 2003.

      In December, 2003, Dixon received a proposal from Jarden Corporation (“Jarden”) indicating an interest in making a tender offer for all of the issued and outstanding Shares at a price of not less than $4.25 per Share, with a 90% tender requirement. At or about that time, the Board retained Delaware legal counsel to advise the Board and appointed from its members a negotiating committee comprised of Philip M. Shasteen, Wesley D. Scovanner, and John Ritenour (the “Committee”), all independent directors, to assist the Board in negotiating a transaction. Messrs. Pala, Joyce and Asta attended most of the Committee meetings by invitation of the Committee.

      After negotiations, Jarden increased its offer to $5 per share and Dixon and Jarden entered into and publicly disclosed an exclusivity agreement with an expiration date of February 10, 2004, which was later extended three times. On March 25, 2004, the Jarden exclusivity agreement and all negotiations with Jarden were terminated. At about that time, Dixon and its investment banker mutually decided to end the investment banking engagement.

      During April through June, 2004, various interested parties, including CCPC, conducted due diligence with respect to Dixon under confidentiality agreements. In June, 2004, Dixon received a proposal from a financial buyer for the acquisition for cash of all outstanding Shares at a price of $5.60 per Share. The price was later increased to $6.00 per Share. During that time, although CCPC and Dixon engaged in negotiations with respect to a similar transaction, neither CCPC nor any other interested party other than the financial buyer indicated an interest in a transaction at a price at or above $6.00 per Share. On

June 28, 2004, Dixon and the financial buyer entered into a sixty day exclusivity agreement contemplating a cash-out merger at a price of $6.00 per Share.

      Dixon understands that during the summer of 2004, CCPC asked Fila to join with it to make an offer to acquire Dixon. On August 6, 2004, Lazard & Co. S.R.L. (“Lazard”), on behalf of Fila and CCPC (together, “FC”), wrote two letters to Dixon expressing FC’s interest in acquiring Dixon at a price of $7.00 per share and requesting due diligence information regarding Dixon. Dixon responded to those inquiries by informing FC that it was not in a position to discuss a transaction at that time. After receipt of the Lazard letters, a member of the Committee discussed the Lazard letters with the financial buyer to determine if the financial buyer would agree to increase its price, but it declined to do so at that time.

      On August 10, 2004, the Committee held a meeting to consider Lazard’s August 6 letters, at which it discussed engaging an investment banker to advise the Board and the Committee, determined that a Board meeting should be held to determine how Dixon should proceed, and decided to continue to attempt to persuade the financial buyer to increase its price.

      On August 13, 2004, Dixon received a letter from the financial buyer indicating that it had substantially completed its due diligence. Attached to that letter were draft commitment letters from the financial buyer’s financing sources. At about the same time, legal counsel to the financial buyer had indicated in conversations with legal counsel to Dixon that the financial buyer was still not inclined to increase its price.

      The Committee met again on August 17, 2004 for an update on the discussions with the financial buyer, and to discuss its recommendation to the Board with respect to the Lazard letters. At that meeting, the Committee decided to explore the hiring of an investment banker to advise the Board and, in order to keep the negotiations with the financial buyer alive, to authorize Dixon’s legal counsel to begin, based on discussions with counsel to the financial buyer, the preparation of a draft of the protective provisions Dixon would expect to be included in any definitive agreement for a transaction it might enter with the financial buyer. The Committee instructed legal counsel to make it clear to the financial buyer that Dixon expected a price increase if negotiations with the financial buyer were to continue.

      The Dixon Board held a meeting on August 18, 2004 to consider its position with respect to the financial buyer and FC. At that meeting, the Board instructed the Committee to continue to press the financial buyer for a price increase, determined that it might be advisable to engage an investment banker to assist the Board and the Committee in reviewing and evaluating offers and deal terms with prospective buyers, and requested more information on prices and possible candidates before it did so.

      The Committee held a meeting on August 25, 2004 to discuss the status of the negotiations with the financial buyer and the progress of discussions with investment banking firms. The Committee decided to recommend the approval of the engagement of KPMG Corporate Finance LLC (“KPMG”) to assist the Committee and the Board in reviewing and evaluating offers and offer terms with prospective buyers and to assist it in its analysis of a sale of Dixon. Also on August 25, 2004, Dixon received a letter from Lazard on behalf of FC congratulating Dixon on its third quarter earnings and indicating that if FC were to have access to more information, it could consider increasing its $7.00 per Share price.

      At a meeting on August 27, 2004, the Committee received an update from its advisors as to the status of the negotiations with the financial buyer and the due diligence review that might be conducted by FC if Dixon allowed it to do so if and when the exclusivity agreement with the financial buyer might expire. Immediately after that Committee meeting, the Board held a meeting during which it discussed the risks and benefits of extending the exclusivity agreement with the financial buyer beyond its expiration date of August 27, 2004, or alternatively beginning negotiations with FC. At that meeting, counsel to Dixon advised the Board that the financial buyer’s position at that time was that it would not agree to increase its price and would refuse to continue to expend money to further negotiate a transaction unless Dixon would agree to extend the exclusivity agreement for 45 days and agree to pay half of the financial buyer’s expenses, up to $250,000, if Dixon did not enter into a definitive agreement with the financial buyer for any reason. Counsel also reported that the financial buyer would require that Mr. Pala and Mr. Joyce enter into a voting agreement with respect to their Shares and that Messrs. Pala and Joyce would need to pay the financial buyer any amounts over the financial buyer’s acquisition price if Dixon ultimately consummated a transaction with another buyer. After extensive discussion, the Board (i) approved the engagement of KPMG as an advisor, (ii) directed the Committee and KPMG to continue to press the financial buyer for a price increase and acceptable terms upon which its exclusivity agreement could be extended to allow time to negotiate a definitive agreement for a transaction, (iii) directed the Committee and KPMG, should the exclusivity agreement with the financial buyer expire without an extension, to begin discussions with FC with respect to its proposal, including its financing sources and timing, and (iv) decided to meet again on August 31, 2004 to receive an update and to take any required action.

      The exclusivity agreement with the financial buyer expired on August 27, 2004, but discussions with the financial buyer continued, during which the Committee, counsel and KPMG continued to press the financial buyer for a price increase. Over the next few days, legal counsel to Dixon continued to discuss with legal counsel to the financial buyer the circumstances under which its exclusivity agreement could be renewed and extended. During those conversations, the financial buyer declined to increase its proposed price and reiterated that it would not continue to spend money further negotiating a transaction unless Dixon granted a 45 day renewal and extension of the exclusivity agreement and agreed to expense reimbursement obligations if no definitive agreement was reached with the financial buyer.

      On August 29, 2004, the Committee advised an FC representative that Dixon was continuing discussions with another party but that as of that date, Dixon was not restricted from discussing a possible transaction with FC. The Committee requested more information about FC’s proposal, including the nature and status of arrangements between CCPC and Fila, FC’s ability to finance a transaction, any contingencies to a closing, and the timing of a transaction. FC was informed by the Committee that the financial buyer had substantially completed its due diligence investigation of Dixon and that if FC wanted to proceed with a transaction, it would have to be able to proceed very quickly. Lazard then sent Dixon a letter dated August 31, 2004, responding to some of the Committee’s questions, including pricing, due diligence, financing and timing.

      On or about September 3, 2004, after discussions among the Committee, its representatives, FC’s representative, and Lazard about FC’s ability to close a transaction and the Committee’s other concerns about FC’s proposal, Dixon informed FC that it would be afforded access to information regarding Dixon and would be given until September 17, 2004, subsequently extended to September 22, 2004 due to complications posed by hurricanes in Florida, to make an offer for all of Dixon’s outstanding Shares.

      Further negotiations with the financial buyer after the expiration of its exclusivity agreement resulted in indications that it would increase its price first to $6.20 per Share, then to $6.40 per Share, but the price increases were conditioned, among other things, on a 30 day extension of the exclusivity agreement and on a requirement that Dixon reimburse the financial buyer up to $1 million of its expenses if for any reason Dixon and the financial buyer did not enter into a definitive merger agreement by the end of the extended 30 day exclusivity period.

      The Board held a meeting on September 8, 2004 to consider its course of action with respect to the financial buyer and FC. At that meeting, the Board directed legal counsel to Dixon to present a counterproposal to the financial buyer accepting the $6.40 per Share price, agreeing to provisions to pay, under certain circumstances, the maximum amount of break up fee and expense reimbursement that Dixon believed would be reasonable under Delaware law, and giving the financial buyer 24 hours to respond. The Board directed the Committee to proceed with negotiations with FC if the counterproposal to the financial buyer was not accepted. The Board’s counterproposal was presented to the financial buyer after the Board meeting and was rejected.

      FC signed a confidentiality agreement with Dixon dated September 8, 2004, and was then provided detailed documentation regarding, among other things, Dixon’s operations, financial results and condition, corporate structure, agreements and litigation. FC informed Dixon that FC had hired PriceWaterhouseCoopers to assist in its due diligence efforts, which were conducted during September 2004 and included visits to Dixon’s executive offices in Heathrow, Florida, and its plants in Versailles, Missouri and Mexico.

      On or about September 22, 2004, Lazard, on behalf of FC, proposed to the Committee that the parties negotiate a definitive agreement whereby FC would acquire all of the issued and outstanding Shares for $7.00 per Share. Such proposal was subject to, among other things, the approval by the respective boards of Fila and CCPC.

      The Committee held a meeting on September 23, 2004 to discuss FC’s proposal. At that meeting, KPMG updated the Committee on discussions with an FC representative about the proposal, including the price. The Committee determined that it should seek a price of $7.25 per Share, with a 30 day negotiating period, that the transaction should be structured as a tender offer, that no financing contingency would be accepted, and that FC should be required to post an $800,000 deposit when a definitive agreement was signed. KPMG then immediately advised an FC representative of the Committee’s position by telephone.

      On September 24, 2004, the Committee reiterated its position in a letter to Lazard. On FC’s behalf, Lazard responded on September 29, 2004, confirming that Fila’s and CCPC’s respective boards had authorized proceeding with the proposed acquisition and confirming FC’s proposal to acquire the outstanding Shares for $7.00 per Share. In that letter, Lazard confirmed that any offer by FC would not be subject to financing.

      The Committee held a meeting on September 30, 2004, at which KPMG advised the Committee about discussions with counsel to FC in which KPMG had raised, among other issues, the Committee’s concerns that the price had not been increased above $7.00 per Share. After discussion, the Committee directed that its position, including its disappointment in the price, be expressed in a letter to Lazard, and on October 1, 2004, the Committee responded to Lazard’s September 29 letter. In its response, the Committee again requested a price of $7.25 per Share, and set forth its position regarding a termination fee and FC’s request that Dixon obtain a waiver from its senior and subordinated lenders of the change of control provisions contained in their respective loan agreements.

      On October 4, 2004, Lazard responded, on FC’s behalf, to the Committee’s October 1, 2004 letter. Lazard stated FC’s belief that $7.00 per share represented a full and fair price for all of Dixon’s outstanding shares. Lazard also requested certain information relating to Dixon’s inventories, which Dixon supplied on or about October 8, 2004.

      On October 8, 2004, counsel for the Committee and Dixon sent FC’s counsel a proposed letter agreement providing that the parties would negotiate exclusively for the acquisition of all issued and outstanding Shares at a price of not less than $7.00 per Share. Thereafter, counsel for the parties and the Committee negotiated the proposed letter agreement.

      The Board held a meeting on October 13, 2004 to consider a proposed form of letter agreement with FC providing for an exclusive 30 day period for the parties to negotiate a definitive merger agreement. After discussing the provisions of the draft letter agreement, the Board concluded that entering into a letter agreement with FC would present the best opportunity for Dixon to get the highest price reasonably available for its stockholders and authorized Dixon to enter into the letter agreement in a form previously delivered to the Board members, but with certain changes to be made by the Committee.

      The Board met again on October 15, 2004 to consider authorizing a revised letter agreement with FC, reflecting changes negotiated by counsel to Dixon and the Committee, and authorized entering into the letter agreement as revised. The parties then executed the letter agreement dated October 15, 2004 and effective on October 18, 2004 when it was signed by Fila (the “Letter”).

      The letter provided for an exclusive 30 day period for the parties to negotiate a definitive agreement. The Letter assumed that FC had completed its due diligence other than that related to the calculation of reserves for Dixon’s inventories in Mexico, and contemplated that the definitive agreement would provide for FC to commence a tender offer to purchase all of the Shares at a price of not less than $7.00 per Share in cash to be followed by a cash-out merger at the same price. The Letter also contemplated that

Gino Pala and Rick Joyce, Co-CEOs of Dixon, would enter into a Stock Purchase Agreement requiring them to tender their Shares into the Offer, if consummated, and that the Executives would remain employed by the surviving corporation for a period of time after the consummation of the transactions.

      Following execution of the Letter, the parties continued to negotiate the terms of a definitive merger agreement and of second amendments to the Executives’ employment agreements. On or about October 29, 2004, representatives of FC met with Dixon’s management in Heathrow, Florida to discuss FC’s concerns regarding certain of Dixon’s inventory and to discuss Dixon’s preliminary fiscal year end results.

      The Committee held meetings on November 4, 2004 and on November 10, 2004 to discuss the progress of the negotiation of a definitive agreement with FC.

      On November 16, 2004, Lazard sent a letter to the Committee requesting that the exclusivity provision contained in the Letter be extended to December 3, 2004 to allow Fila’s lender, Banca Intesa, time to document its credit approval of the loan to Fila to acquire the Shares. In the November 16, 2004 letter, Lazard advised Dixon that CCPC had withdrawn from the proposed acquisition, and that Fila would purchase the Shares without CCPC’s participation. At a November 16, 2004 Board meeting, the Board approved an extension of the Letter to December 3, 2004 subject to Fila being advised that if Fila was not ready to proceed with a definitive agreement on December 3, 2004, Dixon would not be willing to grant another extension unless Fila posted a non-refundable deposit.

      On November 17, 2004, the Committee responded to Lazard’s November 16, 2004 letter. The response included a request for an acknowledgment by Fila that Dixon did not intend to extend the exclusivity period further unless Fila agreed that any further extension beyond December 3, 2004 would require Fila to make a non-refundable deposit in the amount of $800,000. Fila declined to agree to such a condition being contained in the extension letter, and on November 18, 2004, Dixon agreed to extend Fila’s exclusivity period under the Letter until December 3, 2004.

      Between the November 17, 2004 Committee meeting and a Board meeting held on December 2, 2004, Lazard told Dixon that Fila was considering reducing the $7.00 per Share offer price, to which Dixon and Mr. Pala responded that any price reduction would be unacceptable to Dixon and Mr. Pala.

      The Board held a meeting on December 2, 2004 with its legal and financial advisors to consider the proposed Merger Agreement and related transactions with Fila. At that meeting, Delaware legal counsel to Dixon reviewed with the Board its duties under Delaware law and the terms of the proposed transactions that had been negotiated to date, including the terms and conditions of the proposed Merger Agreement, the Stock Purchase Agreement and the proposed amendments to the Dixon Rights Agreement. At the meeting, the Board received a presentation with respect to the fairness opinion analysis and oral opinion of Sheldrick, McGehee & Kohler, Inc.(“SMK”), subsequently confirmed in writing, that, as of December 2, 2004 and based upon and subject to the considerations set forth in its opinion, the $7.00 per Share in cash to be received by the holders of the Shares (other than Fila and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The Board also received the financial analysis prepared by SMK, which had been provided to the Board prior to the meeting and was reviewed at the meeting.

      During the December 2, 2004 Board meeting, counsel for Fila contacted Messrs. Joyce and Asta to request a further extension of the exclusivity provision of the Letter to allow time for it to finalize its financing arrangements with Banca Intesa. As a result of that request, and because, among other things, certain terms of the consents from Dixon’s lenders had not been finalized, the Board did not vote on the approval of the Merger Agreement and related transactions at its December 2 meeting, but approved an extension of the Letter through December 14, 2004 if a non-refundable deposit of $150,000 was made by Fila. The parties were unable to agree upon the terms of such extension, but continued to negotiate the terms of the Merger Agreement and related transactions.

      Before and during the week of December 13, 2004, counsel for Dixon and Fila negotiated for, and obtained, amendments and/or waivers from Dixon’s lenders regarding the change of control provisions under their respective loan agreements and continued the negotiation of the remaining open issues under the Merger Agreement. The agreements with Dixon’s lenders provide that the execution and delivery of the Merger Agreement and the Stock Purchase Agreement and commencement of the Offer will not cause a “change in control” of Dixon and further provide, in the case of Dixon’s senior lenders, that none of the consummation of the Offer, the purchase of Shares pursuant to the Stock Purchase Agreement, or the Merger will constitute a “change in control,” provided certain conditions are met.

      The Board reconvened on December 15, 2004 to consider and act upon the Merger Agreement. After receiving a report on the status of Fila’s financing for the Merger, and changes to the Merger Agreement since the last Board meeting, and after receiving confirmation from SMK that it was prepared to issue its fairness opinion on that date and that SMK’s analysis delivered at the December 2, 2004 Board meeting was still valid, the Board discussed the proposed transactions and, after taking into account the factors discussed in “Reasons for the Recommendation” below, resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, advisable and in the best interests of Dixon and its stockholders. The Board also approved an amendment to the Dixon Rights Agreement dated March 3, 1995 which provides that the approval, execution or consummation of the Offer, the Merger Agreement, the Stock Purchase Agreement and the Merger do not and will not result in the ability of any person to exercise any right issued under the Rights Agreement and do not and will not cause the rights to separate from the Shares to which they are attached or to be triggered or to become exercisable. The Board also made the recommendations to stockholders stated in “Recommendation of the Board” above.

      SMK issued its written fairness opinion on December 16, 2004. The full text of the SMK opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by SMK in rendering its opinion, is attached as Annex B to this document and is incorporated by reference in its entirety. The SMK opinion addresses only the fairness, from a financial point of view, to the holders of the Shares other than Fila and its affiliates of the consideration to be received by such holders pursuant to the Offer or the Merger, as of the date of the SMK opinion, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer, as to how such stockholder should vote or act on any matter relating to the Merger, or whether such stockholder should seek to perfect his or her appraisal rights in connection with the Merger. Stockholders are urged to, and should, read the SMK opinion carefully and in its entirety.

      On December 16, 2004, after the close of the financial markets, the parties executed the definitive Merger Agreement and the Purchaser and the other parties thereto executed the Stock Purchase Agreement. A joint press release announcing the transaction was issued prior to the opening of the financial markets the next morning.

Reasons for the Board’s Recommendation

      In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the Stock Purchase Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including, without limitation, the following:

(1) Dixon’s high level of debt, including payments on Dixon’s subordinated debt in the amount of $2.5 million due on March 31, 2005 in order to prevent the exercise of warrants held by the subordinated lenders and the requirement that Dixon refinance over $30 million of debt in 2005;

(2) the historical, current and prospective financial condition, results of operations, business and business strategy of Dixon, including previous loan covenant defaults and its inability to grow its revenues over the past several years;

(3) the advice from Dixon’s former investment bankers that, primarily because of Dixon’s high leverage and the greater size and resources of its competitors, Dixon should consider a merger or sale;

(4) the historical and current market prices and trading volumes of the Shares, and the premiums that $7.00 per Share represents with respect to the average market prices of the Shares during the last four years ($2.99-134%), the last two years ($2.48-101%), the last year ($4.26-64%), the last six months ($4.00-75%), and the closing price on August 30, 2004 ($4.15-68%), the time the parties began negotiating, respectively;

(5) the extensive efforts of Dixon over a period of over four years to explore strategic alternatives, including a similar transaction with another party, including such factors as (a) the comparison of the $7.00 Offer Price to indications of interest received by Dixon in the past from other potential buyers, and given the extensive canvassing of the market for potential acquirers by Dixon and its former investment bankers, the relative likelihood that other potential acquirors would submit competitive proposals, (b) the potential harm to Dixon’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction, (c) the risk of losing an opportunity to enter into a transaction with the proposed purchaser and the lack of assurance that there would be another opportunity for Dixon’s stockholders to receive as significant of a premium as that contemplated by the proposed transactions, and (d) the loss of potential opportunities to enter into transactions with previously interested parties;

(6) the substantial cost to Dixon in fiscal 2005 for initial compliance with the internal audit requirements of Section 404 of the Sarbanes-Oxley Act, estimated at approximately $400,000, for consulting fees to document Dixon’s internal review structure for review by its independent auditors;

(7) that the Merger Agreement provides that the Offer may not close until a minimum of 20 trading days following the announcement of the transaction, which the Board believed provides an adequate opportunity for alternative proposals to be made, and for the Board to consider such alternative proposals and agreements, if any;

(8) the current and prospective conditions of the industry, including certain challenges facing Dixon with respect to competition from foreign manufacturers who are able to produce similar products at a lower cost, and the economy and capital markets, which make it unlikely that Dixon could raise money from the capital markets at a price approaching the Offer Price;

(9) discussions with senior management of Dixon and Potter, Anderson & Corroon, LLP, Dixon’s Delaware legal counsel, regarding certain business and legal aspects, respectively, of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement;

(10) the inability of Dixon’s stockholders to participate in the growth of Dixon’s business after the consummation of the proposed transactions;

(11) the negotiations between Dixon and Fila with respect to the Merger Agreement;

(12) the opinion of SMK delivered to the Board that, as of December 16, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $7.00 per Share in cash to be received by the holders of the Shares (other than Fila and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders, which opinion is attached hereto as Annex B and incorporated herein by reference; the presentation by, and discussions with, a representative of SMK as to matters relevant to such opinion, as described in “Background” above; and the Board being aware that SMK’s compensation was not contingent on the consummation of the Offer;

(13) that the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions;

(14) that the consideration received by Dixon’s shareholders in the proposed transactions would be taxable to them;

(15) that as described in Item 3(b) above, existing agreements with executive officers will result in the acceleration of rights and payments as a result of consummation of the transactions and that all outstanding options for Shares granted under Dixon’s stock option plans will vest and the Purchaser is obligated to pay in cash an amount equal to the positive difference, if any, between $7.00 per option Share and the exercise price of such option;

(16) that the Merger Agreement requires Dixon to terminate all current stock option plans and any other benefit plan that provides for any issuance or grant of Shares and that accumulated payroll deductions credited to each participant’s account under Dixon’s Employee Stock Purchase Plan will be returned to participants;

(17) that the terms of the Offer and Merger provide reasonable certainty that the Purchaser will be required to purchase Shares tendered in the Offer and to close the Merger, and that the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are not subject to its ability to secure financing commitments;

(18) that, notwithstanding the generality of factor 17 above, the Purchaser is not obligated to purchase Shares in the Offer unless, among other conditions, 66 2/3% of the issued and outstanding Shares are tendered in the Offer; that the Purchaser is not obligated to close the Merger unless, among other conditions, holders of 66 2/3% of the issued and outstanding Shares vote to approve the Merger Agreement; and that certain stockholders of Dixon owning approximately 28% of the Shares outstanding as of December 16, 2004 have agreed to sell their Shares to the Purchaser conditioned on the Offer closing, or to tender their Shares into the Offer;

(19) that the Merger Agreement permits Dixon to furnish information, or enter into discussions or negotiations with, any person in response to an Acquisition Proposal (as defined in the Merger Agreement) that the Board or a Board committee determines in good faith, after consultation with outside legal counsel, reasonably could be expected to lead to a Superior Proposal (as defined in the Merger Agreement) provided that Dixon, its subsidiaries, or any of their representatives have not violated any of the restrictions set forth in the Merger Agreement, and that the Board or a Board committee determines in good faith, after consultation with outside legal counsel, that failure to take such action is likely to constitute a breach of the fiduciary duties of the Board under applicable law;

(20) that the Merger Agreement permits the Board to withdraw, amend or modify its recommendation of the Offer or Merger if the Board or a Board committee determines in good faith, after consultation with its outside legal counsel, that its failure to do so would likely constitute a breach of its fiduciary duties;

(21) that the Merger Agreement permits the Purchaser to terminate the Offer or the Merger Agreement in certain circumstances, including the withdrawal, amendment or modification by the Board in a manner adverse to Fila, of its recommendation of the Offer or Merger;

(22) that the Merger Agreement requires Fila to deposit $800,000 in Escrow and that if the Merger Agreement is terminated because Fila or the Purchaser materially breaches any of its representations, warranties or covenants in the Merger Agreement, the deposit is payable to Dixon and Fila is obligated to pay all reasonable and documented out-of-pocket expenses incurred by Dixon since September 1, 2004 in connection with the Merger Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000;

(23) that the Merger Agreement provides for termination by either Fila or Dixon, at any time prior to consummation of the Offer, if the Board shall have authorized Dixon to enter into a written agreement for a transaction that constitutes a Superior Proposal, and if the Merger Agreement is validly terminated for that reason or for Dixon’s breach of the Merger Agreement that creates such right of termination, Dixon is obligated to pay to Fila a non-refundable termination fee of either $400,000 or $800,000 (depending on whether the breach gives rise to a Material Adverse Effect, as defined in the Merger Agreement) and to reimburse Fila for all reasonable and documented out-of-

pocket expenses incurred by Fila after September 1, 2004 in connection with the Merger Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000;

(24) the ability of Dixon’s stockholders who object to the Merger to obtain “fair value” for their shares if they exercise and perfect their appraisal rights under Delaware law; and

(25) the other terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stock Purchase Agreement.

      The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the transactions, the members of the Board considered their knowledge of the business, financial condition and prospects of Dixon, and the views of Dixon’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

      The Board recognized that, while the transactions give Dixon’s shareholders the opportunity to realize a significant premium over the trading price of the Shares over the past four years, adopting the Merger Agreement would eliminate the opportunity for Dixon’s shareholders to participate in the future growth and profits of Dixon. The Board also realized that the fee and expense reimbursement required by the terms of the Merger Agreement to be paid by Dixon in certain circumstances would make it more costly for another potential purchaser to acquire Dixon. The Board believed that the loss of the opportunity to participate in the growth and profits of Dixon following the Offer and the Merger and the risks associated with the termination fee and expense reimbursement provisions were reflected in the $7.00 per Share price offered by the Purchaser in the Offer and the Merger, and that fee and expense reimbursement provisions are customary in transactions of this type.

Fairness Opinion

      SMK rendered its opinion to the Board that, as of December 16, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $7.00 per Share in cash to be received by the holders (other than Fila and its affiliates) of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.

      The full text of the written opinion of SMK, dated December 16, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. You should read the opinion in its entirety. SMK provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions. The SMK opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer, how any holder of such Shares should vote with respect to the Merger, or whether any holder of shares should seek to perfect his or her appraisal rights in connection with the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, SMK reviewed, among other things:

•	the Merger Agreement;

•	Internally generated financial statements of Dixon for the fiscal year ended September 30, 2004;

•	annual reports to stockholders and Annual Reports on Form 10-K of Dixon for the five fiscal years ended September 30, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Dixon;

•	certain other communications from Dixon to its stockholders; and

•	certain internal financial analyses and forecasts for Dixon prepared by its senior management during their normal budgeting process, including projected 2005 data which assumed the following changes from 2004 estimated results: an 8.4% increase in sales; a 0.7% decrease in cost of sales; a 7.2% increase in selling and administrative expenses; a 3% increase in payroll; restructuring charges of $500,000; incremental Sarbanes-Oxley compliance costs of $400,000; refinancing costs of $225,000; and, a 75% increase in net after-tax earnings.

      SMK also held discussions with members of the senior management of Dixon and Dixon’s financial advisors regarding the assessment of Dixon’s past and current business operations, financial condition and future prospects. In addition, SMK reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Dixon with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the U.S. writing instruments industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      SMK relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, SMK did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent liabilities) of Dixon or any of its subsidiaries and SMK was not furnished with any such evaluation or appraisal. SMK’s opinion did not address the underlying business decision of Dixon to engage in the Offer or the Merger. SMK was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Dixon. SMK’s opinion described above is provided for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Offer, how any holder of Shares should vote with respect to the Merger or whether any holder of shares should seek to perfect his or her appraisal rights in connection with the Merger.

      The following is a summary of the material financial analyses used by SMK in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by SMK. The order of analyses described does not represent relative importance or weight given to those analyses by SMK. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of SMK’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed as of November 29, 2004 and is not necessarily indicative of current market conditions.

      Selected Companies Analysis. While SMK found it difficult to locate companies directly comparable to Dixon, SMK reviewed and compared certain financial information for Dixon to corresponding financial information for the following publicly traded guideline companies which SMK believed have a reasonable degree of comparability:

•	Avery Dennison Corp.

•	Cross (A.T.) & Co.

•	CSS Industries, Inc.

•	General Binding Corp.

•	JAKKS Pacific, Inc.

•	Jarden Corporation

•	Newell Rubbermaid, Inc.

•	School Specialty, Inc.

•	Staples, Inc.

•	United Stationers, Inc.

      The financial information was based on information from SEC filings. The data presented below for the public companies is based on pricing as of November 29, 2004 and the then most recently reported financial statements (as of June or July 2004). The pricing of $4.00 per Share for Dixon (DXT) is based on the trading price of the Shares prior to the presumed effect of the pending Offer on the marketplace, as discussed below. The second row containing Dixon information assumes a price of $7.00 per Share based on the Offer Price so that proper comparisons can be made between the Offer and the market trading price.

      Relevant data regarding the public guideline companies described above, in addition to comparative financial information for Dixon, is as follows:

		Primary		Net		Price-	EPS Basic	Com
	Ticker	SIC		Income	Stkhlders’	Close	from	Shares
Company Name	Symbol	Code	Sales	(Loss)	Equity	11/29/04	Operations	Outstanding

			($mil)	($mil)	($mil)			(mil)
AVERY DENNISON CORP	AVY	2670	5,005.900	246.900	1,377.600	58.480	2.480	99.570
CROSS (A.T.) & CO — CL A	ATX	3950	128.399	(0.426)	71.839	4.800	(0.028)	15.021
CSS INDUSTRIES INC	CSS	2670	530.614	29.482	244.646	32.050	2.492	11.830
GENERAL BINDING CORP	GBND	3579	702.629	4.815	57.078	13.890	0.300	16.032
JAKKS PACIFIC INC	JAKK	3942	358.106	22.343	423.794	19.210	0.898	24.867
JARDEN CORP	JAH	3634	716.626	41.157	275.380	39.340	1.524	27.007
NEWELL RUBBERMAID INC	NWL	3089	7,305.600	(150.200)	1,900.300	23.340	(0.547)	274.400
SCHOOL SPECIALTY INC	SCHS	5961	940.832	45.655	413.222	37.640	2.394	19.070
STAPLES INC	SPLS	5940	13,707.346	625.860	3,711.837	32.340	1.254	499.194
UNITED STATIONERS INC	USTR	5110	3,876.580	89.628	690.100	48.150	2.644	33.903
Median			828.729	35.319	418.508	32.195	1.389	25.937
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $4 p/s price)	DXT	3950	88.147	1.143	21.893	4.000	0.356	3.208
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $7 p/s price)	DXT	3950	88.147	1.143	21.893	7.000	0.356	3.208
Dixon Ticonderoga (2005 fin. projections)	DXT	3950	95.524	2.026	23.919	0.000	0.632	3.20

      SMK believed that in terms of sales and standard industrial code classification, Cross (A.T.) & Co. and JAKKS Pacific, Inc. are the most comparable to Dixon. Newell Rubbermaid was included by SMK as a guideline company because it competes directly with Dixon; however, given its relative size, SMK believed that Newell could not be considered reasonably comparable. School Specialty, Inc. and Staples, Inc. were reviewed because Dixon supplies these companies; however, due to the fact that these businesses are retailers and are much larger in size, SMK did not consider them to be directly comparable. SMK noted that Dixon is much smaller than the public guideline companies as indicated by the sales and equity levels.

      The following chart provides performance and pricing comparisons between the public guideline companies and DXT:

							Price to
	Price to	Return on	Price to	Return on	Price to	Return on	Total
Company Name	Earnings	Sales	Sales	Equity	Book	Assets	Assets

		(as %)		(as %)		(as %)
AVERY DENNISON CORP	23.584	4.932	1.163	17.922	4.227	5.983	1.411
CROSS (A.T.) & CO — CL A	(169.251)	(0.332)	0.562	(0.593)	1.004	(0.387)	0.654
CSS INDUSTRIES INC	12.860	5.556	0.715	12.051	1.550	8.008	1.030
GENERAL BINDING CORP	46.248	0.685	0.317	8.436	3.901	0.895	0.414
JAKKS PACIFIC INC	21.380	6.239	1.334	5.272	1.127	3.652	0.781
JARDEN CORP	25.815	5.743	1.483	14.946	3.858	4.092	1.056
NEWELL RUBBERMAID INC	(42.640)	(2.056)	0.877	(7.904)	3.370	(2.188)	0.933
SCHOOL SPECIALTY INC	15.722	4.853	0.763	11.049	1.737	4.593	0.722
STAPLES INC	25.795	4.566	1.178	16.861	4.349	9.676	2.496
UNITED STATIONERS INC	18.213	2.312	0.421	12.988	2.365	7.008	1.276
Median	19.797	4.709	0.820	11.550	2.868	4.342	0.981
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $4 p/s price)	11.226	1.297	0.146	5.221	0.586	1.538	0.173
Dixon Ticonderoga (based on 9/30/04 fin. Stmts. and $7 p/s price)	19.646	1.297	0.255	5.221	1.026	1.538	0.302
Dixon Ticonderoga (based on 2005 fin. proj. and $7 p/s price)	11.084	2.121	0.235	8.470	0.939	2.653	0.294

      SMK’s review of Dixon’s performance as compared to the public guideline companies indicated that Dixon’s returns on sales, equity and assets in 2004 were substantially lower than the median returns indicated by the public guideline companies. Accordingly, Dixon’s trading price at the end of the 2004 fiscal year yielded pricing multiples that generally fall below the guideline public multiples as indicated in the first row of data for Dixon.

      The second row of Dixon data reflects pricing multiples based on Dixon’s September 30, 2004 financial results and the assumed price of $7.00 per Share as indicated in the Proposed Transaction. The third row shows returns and pricing multiples based on Dixon’s management’s 2005 projection and the assumption of a $7.00 per Share price. SMK’s analysis indicated that the proposed price of $7.00 per Share yields a price-to-earnings multiple for 2004 that exceeds the public guideline company median and that $7.00 per share for the Shares is an attractive price based on the current earnings level. SMK’s analysis indicated that the projected 2005 data and the proposed price of $7.00 per Share indicates a price-to-earnings multiple consistent with Dixon’s current P/ E ratio, but still below the public median. However, SMK believed a typical investor’s reliance on Dixon’s projections for 2005 would involve substantial risk based on market factors as discussed in its report and that Dixon’s trend in top line volume is indicative of the problems facing Dixon that relate to the increase in larger competitors moving into (or increasing a presence) in the school market. These competitors include office superstores, mass retailers and wholesale clubs that are much larger than Dixon and have considerable resources by comparison. Dixon’s sales levels steadily decreased from 1998 through 2002, and although volume increased in 2003, this improvement totaled only $244,000 (or 0.28%) and was erased in 2004, when volume declined by over $650,000. The 2005 projection suggests an increase in Dixon’s sales of nearly $7.4 million, or by over 8% from the prior year. Based on the history of operations and sales trend, as well as the assumed increase in earnings reflected in the projection, SMK believed an investor in Dixon would perceive a high level of risk in the 2005 forecast.

      With respect to the comparison with public companies and the determination of an appropriate discount from public pricing multiples, SMK did not quantify a specific discount, but instead utilized the public data as a testing of reasonableness for the value of Dixon indicated by the $7 per share Offering Price. SMK was unable to find any truly comparable companies for Dixon; therefore, SMK concluded that the comparisons to the public medians were of limited use. SMK’s first observation was that the per share price of $7 does not represent a discount from the current median public guideline company price-earnings ratio, but is consistent with that median — a median that includes four companies that are between 40 and 155 times as large as Dixon in terms of sales. SMK believed that a discount would relate to the $7 share price and management’s projected figures, and although these numbers might be interesting to an investor, the decision to purchase Dixon stock would be determined based on the multiple of current earnings. Also, SMK believed that overall discounting of pricing multiples for Dixon relative to the public companies researched would be influenced by the level of debt held by Dixon and noted that Dixon’s percentage of interest-bearing debt is more than 40% compared to the median percentage of approximately 23% for the public guideline companies. The most comparable public guidelines companies (Cross and JAKKS Pacific) had debt percentages ranging from 8.5% to 16%, supporting a discount for Dixon’s pricing multiples in an investment analysis.

      SMK believed that overall, the public guideline company analysis yielded a wide range of pricing multiples from which it could gain some level of guidance for pricing the Shares. The price-to-earnings multiples of the public guideline companies ranged from a negative P/ E to 46.25x, with an overall median of 19.8x. The positive range of value for Dixon derived from these public P/ Es is $14.7 million to $52.86 million, with the median P/ E yielding a value of $22.63 million based on Dixon’s 2004 after-tax earnings. SMK noted that this median is very close to the Offer Price of $7.00 per Share, or $22.46 million based on approximately 3.2 million Shares outstanding. SMK believed that based on Dixon’s relative performance, balance sheet and size, a value consistent with the median of the public companies is strong support for the fairness of the price to be paid for Shares in the Offer and the Merger.

      The price-to-book value range for the public guideline companies was 1.004x to 4.35x, with a median of 2.87x. These public multiples, when applied to Dixon’s stockholder equity in 2004, yield values ranging from $21.98 million to $95.2 million, with a median of $62.8 million. SMK believed that given Dixon’s lower return on equity relative to the public median and a more leveraged balance sheet, it is reasonable that the market value of Dixon falls in the lower end of the public range. SMK noted that in terms of size and operations, Dixon is most comparable to Cross which trades at a price-to-book value of 1.004x and that although Cross has incurred recent losses, its balance sheet reflects a much stronger position than Dixon’s.

      SMK’s analysis indicated that the price-to-sales and price-to-assets ratios for the public guideline companies yielded value indications for Dixon ranging from approximately $28 million to $186 million, with a median of roughly $73 million. SMK believed that these value indications are clearly high and not particularly useful in its analysis, although Dixon’s performance and financial position clearly cause its value to be at the lower end based on the public sales and asset multiples.

      SMK’s analysis indicated that the two most comparable public guideline companies (Cross and JAKKS) have returns on equity below 10% and are trading at price-to-book multiples well below the public median. SMK’s review of Dixon’s financial statements indicated that Dixon’s performance improved substantially in the 2004 fiscal year, while Cross incurred losses for the twelve-month period ended September 30, 2004. However, SMK noted that Dixon’s balance sheet is substantially encumbered with debt compared to Cross as evidenced by an interest-bearing debt-to-equity ratio of 147% compared to Cross’ ratio of 13%. SMK also noted that JAKKS has had more consistent earnings in addition to a less leveraged balance sheet as indicated by a debt-to-equity ratio of 23%. SMK’s analysis indicated that overall, the financial comparisons support a lower pricing multiple for Dixon of approximately 59% of book value.

      SMK believed that the Offer Price of $7.00 per Share reflects a price-to-book value ratio of approximately 102.6% based on Dixon’s stockholders’ equity at September 30, 2004, again, indicating that the $7.00 Offer Price is attractive one for the Shares. SMK’s analysis also indicated that the price-to-book value indicated by the Offer Price is consistent with that of Cross, a similar-sized business that, although incurring recent losses, has a much stronger financial position than Dixon as indicated by the debt ratios discussed above and an equity percentage of 65% compared to Dixon’s equity percentage of 29%.

      SMK believed that overall, the public guideline company analysis is limited for its purposes due to the lack of direct comparables. However, it was SMK’s opinion that the guideline company analysis indicates amounts investors are willing to pay for securities of similar businesses and the comparative analysis supports the $7.00 per Share Offer Price.

      Selected Transactions Analysis. SMK also analyzed certain information relating to the July, 2000 acquisition by JAKKS of Pentech International (“Pentech”). Pentech and its wholly-owned subsidiary, Sawdust Pencil Company, were engaged in the production, design and marketing of writing and drawing instruments which are marketed to major mass marketers located in the United States. Pentech generated approximately $40 million in annual revenue in 2000 and had assets totaling approximately $30 million.

      JAKKS acquired all outstanding Pentech shares for $1.60 per share, or a total consideration of $19,117,500 for 11,946,259 shares of common stock. SMK noted that prior to the acquisition, JAKKS had purchased 625,000 shares of Pentech in the open market at a per share price of $1.29 per share, suggesting a premium for the controlling shares of approximately 24% over the market price.

      SMK noted certain similarities between Pentech and Dixon including:

•	Both companies incurred losses in recent years prior to acquisition;

•	Pentech’s balance sheet was substantially leveraged, with total interest-bearing debt representing approximately 42% of total assets, compared to Dixon’s interest-bearing debt of 43% of total assets at September 30, 2004;

•	Like Dixon, a high percentage of Pentech’s debt was listed as current at the acquisition date; and,

•	Prior to the acquisition, Pentech had been in violation of certain financial covenants related to the existing credit agreement, which was restructured for a three-year period at which time the covenants were modified.

      SMK noted that when compared to the recent trading price of $4.00 per Share, the $7.00 per Share Offer Price represents a substantial premium of 75% over that trading price. Although that level of premium exceeds the premium indicated by the acquisition of Pentech; SMK believed that it can be attributed to Dixon’s significant improvement in operating results in the most recent year in addition to improvements in the capital markets.

      SMK concluded that the Offer Price of $7.00 per Share represents a large premium above the recent traded price of the Shares, which compares favorably to the Pentech acquisition. Given the similarities between Pentech and Dixon with respect to products, performance and financial position, it was SMK’s opinion that the Pentech transaction supports the fairness of the price to be paid for Shares in the Offer and the Merger, particularly based on the higher relative premium reflected in the Offer Price.

      Discounted Cash Flow Analysis. To establish a range of value for the Shares, SMK employed the discounted cash flow method which involves calculating the present value of estimated future available cash flows. The discount rate used to calculate present value is commensurate with return requirements in the capital markets and the risks inherent in the specific investment. SMK used the debt-free or invested capital method of discounting to eliminate the impact of financial leverage by calculating the value of cash flows available to both debt and equity investors. Then, Dixon’s interest-bearing debt was subtracted to determine the value of the equity.

      SMK conducted this analysis using the after-tax cash flow available to debt and equity investors (known as the “debt free” or “invested capital” method) calculated as follows:

Earnings before interest & tax
×	(1 - tax rate)
Earnings to debt & equity investors
+	Depreciation & amortization (non-cash expenses)
-	Capital expenditures
-	Increases in working capital requirements (excluding interest bearing debt)
=	Net cash flow available to investors (both debt and equity holders)

      The duration of Dixon’s financial projections used by SMK in this analysis was based on the length of time necessary to reach stable revenue, volume growth, expense structure and capacity utilization. SMK estimated net cash flow available to debt and equity investors on an annual basis in the short-term. In the long-term, SMK estimated that net cash flows would increase at a stable, average annual growth rate, indefinitely. The cash flow projections expected by a typical willing buyer were based on Dixon’s management’s 2005 projection and management discussions, as well as economic and industry conditions. SMK was not provided with comprehensive financial projections by Dixon’s management.

      The assumptions made by SMK in developing the financial projections for Dixon are as follows:

•	Revenue growth of 8.4% in 2005 was based on management’s projection. Volume was projected to increase at rates declining from 8% in 2006 to 5% in 2010. Cash flow was projected to grow at a 3% annual rate based on economic growth expectations into perpetuity;

•	Cost of revenue and cash operating expenses as a percentage of sales were based on management’s 2005 financial projection throughout the projection period;

•	Working capital needs were based on historic levels of working capital relative to sales; and,

•	Capital expenditures and depreciation levels are based on Dixon’s recent history with these items, as well as management’s 2005 projection.

      SMK next determined the discount rate applicable to cash flows available to debt and equity investors based on the weighted average cost of capital (WACC), which represents the blended, after-tax costs of debt and equity.

      The cost of equity, or return required by an equity investor, was based on the return requirements for alternative investments in the capital markets and the risks inherent in Dixon. Based on historic returns yielded by small publicly traded companies and considering specific Dixon risks, SMK developed a cost of equity ranging from 12.83% to 13.13%.

      The cost of debt assumed an 8.75% interest cost based on the blended rate currently being paid on Dixon’s debt. After consideration of an approximate 38% tax rate, SMK determined that the after-tax cost of debt is 5.46%. The proportion of invested capital attributable to equity (50%) and debt (50%) was based on the current and anticipated capital structure of Dixon’s business.

      SMK’s determination of the weighted average cost of capital for DXT is as follows:

	Weighting

After-tax cost of debt	5.46%	×	50%	=	2.73%
After-tax cost of equity	15.13%	×	50%	=	7.57%

Weighted average cost of capital (WACC)					10.3%

	Weighting

After-tax cost of debt	5.46%	×	50%	=	2.73%
After-tax cost of equity	13.88%	×	50%	=	6.94%

Weighted average cost of capital (WACC)					9.67%

      As indicated above, SMK applied discount rates of 10.3% and 9.67% to the projected cash flow streams. The discounted cash flow schedules under these two costs of capital assumptions are as follows:

DIXON TICONDEROGA COMPANY

DISCOUNTED CASH FLOW METHOD — INVESTED CAPITAL

Valuation as of November 30, 2004

	Fiscal Years Ending September 30

	FYE 2004		FYE 2005		FYE 2006		FYE 2007		FYE 2008		FYE 2009		FYE 2010

	Adjusted	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%

Revenue	$88,147,118	100.0%	$95,524,000	100.0%	$102,210,680	100.0%	$108,854,374	100.0%	$115,385,637	100.0%	$121,731,847	100.0%	$127,818,439	100.0%
Cost of Revenue	54,581,911	61.9%	58,460,000	61.2%	62,552,200	61.2%	66,618,093	61.2%	70,615,179	61.2%	74,499,013	61.2%	78,223,964	61.2%

Gross Profit	33,565,207	38.1%	37,064,000	38.8%	39,658,480	38.8%	42,236,281	38.8%	44,770,458	38.8%	47,232,833	38.8%	49,594,475	38.8%
Cash Operating Expense	25,687,253	29.1%	28,218,370	29.5%	30,152,151	29.5%	32,112,040	29.5%	34,038,763	29.5%	35,910,895	29.5%	37,706,440	29.5%
EBITDA	7,877,954	8.9%	8,845,630	9.3%	9,506,329	9.3%	10,124,241	9.3%	10,731,695	9.3%	11,321,938	9.3%	11,888,035	9.3%
Depreciation	2,137,000	2.4%	1,728,447	1.8%	1,589,298	1.6%	1,490,650	1.4%	1,424,301	1.2%	1,383,526	1.1%	1,362,774	1.1%

Operating Income	5,740,954	6.5%	7,117,183	7.5%	7,917,031	7.3%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%
Other Income & (Expense)	(93,963)	-0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

EBIT	5,646,991	6.4%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%

Federal & State Income Tax			2,676,061	2.8%	2,976,804	2.9%	3,246,230	3.0%	3,499,580	3.0%	3,736,843	3.1%	3,957,498	3.1%

Earnings after Tax*			$4,441,122	4.6%	$4,940,227	4.8%	$5,387,361	4.9%	$5,807,814	5.0%	$6,201,570	5.1%	$6,567,763	5.1%

*	The impact of tax deductible interest expense is accounted for in determining the after-tax cost of debt

			FYE 2005	FYE 2006	FYE 2007	FYE 2008	FYE 2009	FYE 2010

Cash Flow to Invested Capital
Earnings after Tax*			$4,441,122	$4,940,227	$5,387,361	$5,807,814	$6,201,570	$6,567,763
Plus: NonCash Items			1,728,447	1,589,298	1,490,650	1,424,301	1,383,526	1,362,774

Gross Cash Flow			6,169,569	6,529,526	6,878,011	7,232,115	7,585,095	7,930,537
Less: Working Capital Needs			(2,735,316)	(2,611,524)	(2,648,816)	(2,745,613)	(2,863,764)	(2,817,867)
Less: Capital Expenditures			(955,240)	(1,022,107)	(1,088,544)	(1,153,856)	(1,217,318)	(1,278,184)

Net Cash Flow to Inv. Capital			$2,479,013	$2,895,894	$3,140,650	$3,332,646	$3,504,013	$3,834,486
time period			0.50	1.50	2.50	3.50	4.50	5.50
PV Factor			0.95	0.86	0.78	0.71	0.64	0.58

Present Value			$2,360,483	$2,500,052	$2,458,273	$2,365,069	$2,254,574	$2,236,918
Value of Cashflows — next 6 yrs.	$14,175,369						KWacc =	10.3%
Present Value of Terminal	31,583,628					Long Term Growth g =		3.0%

Value of Invested Capital	$45,759,000	rounded				Capitalization Rate (k-g)		7.3%
Less: All Interest Bearing Debt	(32,509,988)	rounded				Cash Flow in 2010		3,834,486

100% Equity Interest**	$13,249,000	rounded				x(1+g)		103.0%

					Cash Flow in 2011 = CFI			3,949,520
					Terminal Value (CFI/Cap.Rate)			$54,140,100
						PV Factor		0.58

					Present Value of Terminal Value			$31,583,628

DIXON TICONDEROGA COMPANY

DISCOUNTED CASH FLOW METHOD — INVESTED CAPITAL

Valuation as of November 30, 2004

	Fiscal Years Ending September 30

	FYE 2004		FYE 2005		FYE 2006		FYE 2007		FYE 2008		FYE 2009		FYE 2010

	Adjusted	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%	Projected	%

Revenue	$88,147,118	100.0%	$95,524,000	100.0%	$102,210,680	100.0%	$108,854,374	100.0%	$115,385,637	100.0%	$121,731,847	100.0%	$127,818,439	100.0%
Cost of Revenue	$54,581,911	61.9%	58,460,000	61.2%	62,552,200	61.2%	66,618,093	61.2%	70,615,179	61.2%	74,499,013	61.2%	78,223,964	61.2%

Gross Profit	33,565,207	38.1%	37,064,000	38.8%	39,658,480	38.8%	42,236,281	38.8%	44,770,458	38.8%	47,232,833	38.8%	49,594,475	38.8%
Cash Operating Expense	25,687,253	29.1%	28,218,370	29.5%	30,152,151	29.5%	32,112,040	29.5%	34,038,763	29.5%	35,910,895	29.5%	37,706,440	29.5%

EBITDA	7,877,954	8.9%	8,845,630	9.3%	9,506,329	9.3%	10,124,241	9.3%	10,731,695	9.3%	11,321,938	9.3%	11,888,035	9.3%
Depreciation	2,137,000	2.4%	1,728,447	1.8%	1,589,298	1.6%	1,490,650	1.4%	1,424,301	1.2%	1,383,526	1.1%	1,362,774	1.1%

Operating Income	5,740,954	6.5%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%
Other Income & (Expense)	(93,963)	-0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

EBIT	5,646,991	6.4%	7,117,183	7.5%	7,917,031	7.7%	8,633,591	7.9%	9,307,394	8.1%	9,938,413	8.2%	10,525,262	8.2%

Federal & State Income Tax			2,676,061	2.8%	2,976,804	2.9%	3,246,230	3.0%	3,499,580	3.0%	3,736,843	3.1%	3,957,498	3.1%

Earnings after Tax*			$4,441,122	4.6%	$4,940,227	4.8%	$5,387,361	4.9%	$5,807,814	5.0%	$6,201,570	5.1%	$6,567,763	5.1%

*	The impact of tax deductible interest expense is accounted for in determining the after-tax cost of debt

			FYE 2005	FYE 2006	FYE 2007	FYE 2008	FYE 2009	FYE 2010

Cash Flow to Invested Capital
Earnings after Tax*			$4,441,122	$4,940,227	$5,387,361	$5,807,814	$6,201,570	$6,567,763
Plus: NonCash Items			1,728,447	1,589,298	1,490,650	1,424,301	1,383,526	1,362,774

Gross Cash Flow			6,169,569	6,529,526	6,878,011	7,232,115	7,585,095	7,930,537
Less: Working Capital Needs			(2,735,316)	(2,611,524)	(2,648,816)	(2,745,613)	(2,863,764)	(2,817,867)
Less: Capital Expenditures			(955,240)	(1,022,107)	(1,088,544)	(1,153,856)	(1,217,318)	(1,278,184)

Net Cash Flow to Inv. Capital			$2,479,013	$2,895,894	$3,140,650	$3,332,646	$3,504,013	$3,834,486
time period			0.50	1.50	2.50	3.50	4.50	5.50
PV Factor			0.95	0.87	0.79	0.72	0.66	0.60

Present Value			$2,367,200	$2,521,453	$2,493,446	$2,412,580	$2,312,972	$2,307,937
Value of Cashflows — next 6 yrs.	$14,415,589						KWacc =	9.7%
Present Value of Terminal	35,639,810					Long Term Growth g =		3.0%

Value of Invested Capital	$50,055,000	rounded				Capitalization Rate (k-g)		6.7%
Less: All Interest Bearing Debt	(32,509,988)	rounded				Cash Flow in 2010		3,834,486

100% Equity Interest**	$17,545,000	rounded				x(1+g)		103.0%

					Cash Flow in 2011 = CFI			3,949,520
					Terminal Value (CFI/Cap.Rate)			$59,213,198
					PV Factor			0.60

					Present Value of Terminal Value			$35,639,810

      SMK discounted the annual cash flows in the short-term using the weighted average cost of capital and determined the value of the long-term cash flows (known as the terminal value) based on the capitalization of cash flows using the weighted average cost of capital and adjusting for estimated annual long-term growth. Discounting the short-term and long-term cash flows available to debt and equity investors resulted in a range of value for invested capital ranging from $45,759,000 to $50,055,000. After subtracting total interest-bearing debt of $32,510,000 the resulting equity value ranges from $13,429,000 to $17,545,000. Based on 3,207,894 shares of common stock outstanding, the per Share value ranges from approximately $4.10 to $5.50.

      SMK found that for a financial buyer, the discounted cash flow method supports the $4.00 per Share market price of the stock (prior to the recent effect of the pending Offer on the market price as discussed below) up to a premium over that price of approximately 38% and that the $7.00 per Share Offer Price would be beneficial to Dixon’s stockholders and represents a synergistic value to Fila.

      Price History. SMK researched the pricing history of the Shares from the end of September 2002 to November 29, 2004. SMK noted that from September 25, 2002 through June 2, 2003, the price of the Shares fluctuated between $1.00 and $2.00, averaging $1.67 per Share during this period. On June 3, 2003, the trading price increased 42% (from $1.80 per share to $2.55 per Share) although there were no major changes in Dixon’s operations or announcements that would cause such a dramatic rise in value. Given that a nonbinding indication of interest from a potential buyer was submitted to Dixon just a few days before, SMK believed it is reasonable to assume that the run up in price is related to some speculation in the marketplace as to a possible transaction.

      The price of the Shares continued to climb in the following weeks to a high of $3.55 and closed at $3.27 per Share on August 12, 2003, the day before Dixon’s June 30, 2003 earnings announcement. On August 13, 2003 after the positive earnings announcement, the price of the Shares rose approximately 18%, closing at $3.85 per share, although at the end of trading on August 15, 2003 (end of week), the Shares closed down at a price of $3.71 per Share. SMK concluded that Dixon’s improved performance had a positive impact on the trading price of the Shares, but believed it is logical to assume that much of the increase in price since the indication of interest made by the potential buyer related to that potential transaction. SMK believed that the impact of the termination of the proposed purchase in September 2003 was evident in the trading price of the Shares, which decreased from $4.00 in early September to as low as $3.00 in the latter part of the month.

      During the succeeding months, the price of the Shares fluctuated between approximately $3.00 and $3.70 per Share, closing at $3.27 per Share on December  26, 2003. On December 29, 2003, the next trading day, Dixon announced its 2003 earnings which resulted in an 18.7% rise in the price to $3.88 per Share, very similar to the June earnings announcement. The Shares subsequently traded above $4.00, closing at $4.18 per Share on January 9, 2004. On the next trading day of January 12, 2004, Dixon announced it had signed an exclusivity agreement with Jarden Corporation, at which time the trading price of the Shares rose 13.6%, closing at $4.75 per Share. The exclusivity agreement was amended three times from January 12, 2004 through March 15, 2004 during which the price of the stock dropped from a high of $4.89 to $4.19 per Share. When the discussions with Jarden Corporation were officially terminated on March 29, 2004, the price of the Shares declined 15.5% from the previous day’s close (from $4.26 to $3.60). The Shares traded at a price ranging from $3.20 to $4.43 per Share in the subsequent eight-month period, with a closing price of $4.05 per Share on November 17, 2004. SMK noted that on January 2, 2004, prior to the signing of an exclusivity agreement with Jarden Corporation, the Shares also closed at a price of $4.05 per share.

      On November 22, 2004, the Shares closed at a price of $4.00. From November 23 through November 29, the closing price of the Shares rose from $4.31 to $6.05 per Share, reflecting an increase of over 50% above the November  22, 2004 trading price. SMK concluded that it is reasonable to assume that the increase in trading price in November, 2004 was due to market speculation concerning a possible offer because Dixon did not disclose any financial or operational information during this period that could reasonably have been expected to result in such an increase in trading price.

      From the above review of Dixon’s trading history, SMK believed it is evident that a per Share price of approximately $4.00 represents the true market value of the Shares based on Dixon’s performance. Therefore, SMK concluded that the 75% premium over the unaffected trading value represented by a sale at $7.00 per Share is a true economic benefit to be received by the Dixon stockholders without any influence of knowledge in the investment community of the pending Offer.

      Although the per share trading price of the Shares represents arm’s-length trading activity, ostensibly reflecting a true economic market value to stockholders, SMK believes that if all of Dixon’s stockholders wanted to receive the value of their stock holdings, Dixon would not have the liquidity to purchase them, nor would the market sustain the current market value in the event of such a large sell order. SMK concluded that this factor further supports its conclusion that the price of $7.00 per Share represents a substantial premium.

      Overall Fairness of the Transaction. SMK determined that the Offer at $7.00 per Share represents a significant premium above the current trading price of the stock, and that, to the extent comparable companies and transactions are considered, the Offer Price exceeds the median values for those companies using nearly all metrics SMK considered relevant. Thus, SMK concluded that from a financial point of view, the Offer and the Merger are fair to Dixon’s stockholders. SMK concluded that the overall transaction represented by the Offer and the Merger is economically sound. In this case, there are several factors considered by SMK in rendering an opinion as indicated below:

•	although Dixon was able to restructure its long-term debt, over $30 million is due in 2005 and it is probable that another restructuring would be necessary at a material cost to Dixon;

•	Dixon’s former investment bankers attempted to identify a potential buyer for Dixon through a long and arduous process during which a number of interested parties were contacted. However, valuations continued to fall due to concerns over the Dixon’s performance and ability to service its debt;

•	although Dixon has shown improvement in its recent operations, the public guideline company analysis indicates Dixon’s unfavorable historic performance and weaker financial position relative to similar publicly traded businesses. Overall, the public company analysis supports the Offer and Merger and the amount to be received by Dixon’s stockholders;

•	given the operating and financial similarities of Pentech International, Inc. and Dixon, the recent sale of Pentech and the indicated premium over the trading price that was paid by the buyer in that transaction strongly supports the Offer and Merger;

•	the 75% premium over the unaffected trading value represented by the $7.00 per Share Offer Price is in itself a strong argument and motivation for selling the Shares. Fila represents the first truly synergistic potential purchaser of Dixon since the discussions with Jarden Corporation were terminated and it is unlikely that Dixon’s stockholders could currently receive such a premium from a non-synergistic, financial buyer;

•	Dixon does not have the liquidity to redeem all outstanding Shares, nor would the market be able to sustain market value for such a large sell order, thus Dixon’s stockholders would not be able to realize full value in the event that 100% of the Shares were offered for sale in the market; and,

•	Fila has expressed concerns regarding the proposed form of purchase (stock versus asset) and the assumption of any unknown liabilities that may exist. Also, Fila has additional concerns regarding the level of inventory held and potential obsolescence, Dixon’s inability to reach sales and EBITDA targets, and the level of Dixon’s debt. The reality of these concerns in the marketplace supports the Offer and Merger at an attractive price of $7.00 per Share.

      SMK believed that Dixon’s management has performed the appropriate analysis to ensure the best deal for the stockholders and has allowed for Dixon to continue in the most stable and profitable manner. Although Dixon has improved its financial performance through expense reductions, the uncertainty related to future pricing pressure and top line volume, as well as the condition of Dixon’s balance sheet, led SMK to conclude that the Offer and Merger represents an attractive price for the stockholders of Dixon.

      In the course of its review, SMK relied upon and assumed without independent verification the accuracy and completeness of all financial records and related information supplied by Dixon and its representatives.

      As described above, SMK’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by SMK in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of SMK attached as Annex B.

      SMK specializes in valuing businesses and securities in connection with acquisitions and dispositions of both closely held and publicly traded companies and in advising clients on matters pertaining to equity ownership. SMK has performed valuation and advisory services since 1946 for clients in over 20 states. SMK’s fees for its analysis and opinion are not contingent on the closing of the Offer or the Merger. Dixon has agreed to indemnify SMK against certain liabilities arising out of its engagement.

Intent to Tender

      To the best of Dixon’s knowledge, each executive officer, director, affiliate or subsidiary of Dixon who owns Shares intends to tender all issued and outstanding Shares held of record or issued and outstanding Shares beneficially owned by such person to the Purchaser in the Offer.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIXON TICONDEROGA COMPANY

By:	/s/ GINO N. PALA

Gino N. Pala
Co-Chief Executive Officer

Dated: January 26, 2005